M E M O R A N D U M


              FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004


Consolidated Financial Statements
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Consolidated Statements of Operations - page 5
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         1.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT NO. 4. WE NOTE YOUR
                  REFERENCES TO PRESENTING YOUR INCOME STATEMENT IN A SINGLE-STEP FORMAT. WE DO NOT BELIEVE THAT THIS FORMAT SHOULD OVERRIDE RULE 5-03 OF REGULATION S-X. IN THIS REGARD, THE EQUITY INCOME CAN BE PRESENTED WITHIN OPERATING INCOME (I.E., WITHIN OPERATING EXPENSES SIMILAR TO GAIN ON SALE OF ASSETS), HOWEVER, THIS ITEM DOES NOT QUALIFY AS REVENUE AND SHOULD NOT BE INCLUDED IN THE REVENUE SUBTOTAL. SEE FOOTNOTE 68 OF SAB TOPIC 13. SEE SEC REGULATION COMMITTEE MINUTES SECTION XI(B) DATED MARCH 11, 2003.

As detailed in the Company's response to prior comment No. 4, the Venture's operations are integral to the Company's operations. As such, the Company believes its presentation of the equity income from the Venture as part of operating income more appropriately reflects the significance and relationship of the Venture's operations to the Company's operations. Because the Company presents its statement of operations in a single-step format, which excludes any measure of gross profit or loss, revenues and other sources of operating income are presented separate and apart from operating expenses with a subtotal of operating income presented thereafter. In response to the Staff's comment, beginning with the Company's annual financial statements for the year ended December 31, 2005, the Company will include all sources of revenues and operating income under the caption of "Revenues and other operating income" and each significant source will be presented in a separate line item within the caption. The Company's significant sources of revenues and other operating income are product sales, royalties and licensing fees, and equity earnings in the Venture.

The Company is mindful of the Staff's reference to footnote 68 of SAB Topic 13. However, the Company believes that in this specific instance, due to the significance and nature of the Venture's operations (as described in the Company's prior response) the Company's presentation (as described above) is more reflective of the Company's operations.

Notes to the Consolidated Financial Statements.
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Note 5-Investment in a Venture-page 21
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         2.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT NO. 10. YOU STATE THAT
                  THE "COMPANY WILL NOT BE CONSIDERED THE PRIMARY BENEFICIARY OF THE VENTURE" AND THAT "TOSHIBA IS MORE CLOSELY ASSOCIATED WITH THE VENTURE". CONFIRM TO US THAT TOSHIBA IS THE PRIMARY

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                  BENEFICIARY AND IS CONSOLIDATING THE VENTURE WITHIN ITS
                  CONSOLIDATED FINANCIAL STATEMENTS.

The Company confirms that it believes that Toshiba is the party within the related party group that is more closely associated with the Venture, and therefore it concluded that Toshiba is the primary beneficiary of the Venture. The Company reached this conclusion based on the guidance set forth in Paragraph 17 of FIN 46-R and its judgment after considering an analysis of all relevant facts and circumstances, as set forth in the Company's response to prior comment No. 10.

The Company advises the Staff that, based upon its review of Toshiba's annual financial statements for the year ended March 31, 2005 (publicly available on Toshiba's corporate website at http://www.toshiba.co.jp/about/ir/en/library/ar/ar2005/tar2005e_15.pdf), the
Company is not in a position to confirm to the Staff whether or not Toshiba consolidates the Venture within its consolidated financial statements. As disclosed in Toshiba's annual financial statements, Toshiba has 339 consolidated entities, including 42 in the Electronic Devices segment, which segment encompasses its flash memory business and therefore the Venture. Toshiba does not disclose the names of these entities, including whether the Venture is one of those entities. The Company notes that Note 2 (Summary of Significant Accounting Policies) of Toshiba's annual financial statements states, in relevant part, "The consolidated financial statements of [Toshiba] include the accounts of Toshiba Corporation, its majority owned subsidiaries and all variable interest entities ("VIEs") for which [Toshiba] is the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation No. 46 as revised in December 2003, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R")." However, based on this information, the Company is not able to determine whether Toshiba is consolidating the Venture.


Form 6-K filed on September 30, 2005
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Note 1-General-page 6
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         3.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT NO. 12. YOUR RESPONSE
                  SUGGESTS, IN PART, THAT YOU BELIEVE THE REGISTRATION RIGHTS AGREEMENT SHOULD NOT BE COMBINED WITH THE COMMON STOCK AND
                  S (VIEW C OF EITF 05-4). ACCORDINGLY, IN THIS PORTION
                  OF YOUR RESPONSE, IT APPEARS THAT YOU BELIEVE THE REGISTRATION RIGHTS AGREEMENT REPRESENTS A SEPARATE DERIVATIVE, WHICH REQUIRES THAT THE REGISTRATION RIGHTS AGREEMENT BE RECORDED AT FAIR VALUE WITH CHANGES IN THE FAIR VALUE FLOWING THROUGH EARNINGS. HOWEVER, YOU FURTHER STATE LIQUIDATING DAMAGES SHOULD BE ACCOUNTED FOR IN ACCORDANCE WITH SFAS 5 THAT SUGGEST THAT YOU BELIEVE THE REGISTRATION RIGHTS AGREEMENT IS NOT A SEPARATE DERIVATIVE AND THAT IT SHOULD BE ANALYZED AS A COMBINED UNIT UNDER EITF 00-19 IN DETERMINING THE APPROPRIATE ACCOUNTING (VIEW A OF EITF 05-4). PLEASE CONFIRM THE POLICY THAT YOU ARE APPLYING TO ACCOUNT FOR THE EMBEDDED DERIVATIVES.


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As a predicate to our response below, the Company observes that the Convertible
Debt was issued prior to the effective date of EITF 05-2 and therefore EITF 05-2 is not applicable. Accordingly, the Company believes that the Convertible Debt was reasonably considered to be a conventional convertible debt instrument at the time of issuance as the holder of the Convertible Debt may realize the value of the conversion option only by exercising the option and receiving the entire proceeds in a fixed number of shares. As such, the requirements of paragraphs 12-32 of Issue 00-19 do not apply for purposes of evaluating under Statement 133 whether the derivative embedded in the Convertible Debt, if freestanding, would be classified as shareholders' equity. It is these paragraphs that specify, among other requirements, that the Convertible Debt Indenture permit the Company to settle in unregistered shares. Consequently, the ability to settle in unregistered shares is not relevant in this case and the Company must only consider if the contract requires physical or net-share settlement (or provides the Company with the choice of net cash settlement or settlement in shares - either gross physical or net-share settlement).

Notwithstanding the above, and specifically with regard to the Staff's comment, the Company does not believe that the registration rights agreement represents a separate derivative, but instead the agreement is a separate contract accounted for under SFAS 5, and should not be combined with the embedded option.

The Company understands that neither the EITF nor the FASB staff has reached a consensus in EITF 05-4 on whether a registration rights agreement represents a separate derivative. As summarized in the minutes from the June 15-16, 2005 EITF meeting, the EITF discussed (a) whether a registration rights penalty meets the definition of a derivative and (b) whether the registration rights agreement and the financial instrument to which it pertains should be considered as a combined freestanding instrument or as separate freestanding instruments. The EITF asked the FASB staff to obtain additional information about how entities currently evaluate and account for registration rights agreements in practice. Additionally, the EITF asked the FASB staff to analyze registration rights penalties in comparison with other penalties that do not meet the definition of a derivative. No consensus has been reached with regard to any of the aforementioned issues. Furthermore, in the September 15, 2005 EITF meeting, the FASB staff reported that the EITF will postpone further deliberations on EITF 05-4 until after the Board addresses whether a separate registration rights agreement, as discussed in EITF 05-4, is a derivative. The FASB staff will request that the Board consider a separate DIG issue that addresses whether a registration rights agreement is a derivative in accordance with Statement 133. Following the resolution of that DIG issue, the FASB staff will request that the EITF reconvene deliberations on EITF 05-4.

While EITF 05-4 and the related issues are under active consideration by the FASB staff and the Task Force, and until a final consensus is reached, the Company believes there is significant diversity in practice regarding these issues and that its approach is reasonable in the circumstances. Therefore, the registration rights agreement is being accounted for as a separate contract.

As a separate contract, even if the Company were to analyze the conversion option in the Convertible Debt under the guidance in paragraphs 12-32 of EITF 00-19 (which the Company does not believe is required as discussed above), the Company would conclude that the Convertible Debt Indenture permits the Company


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to settle in unregistered shares and therefore the embedded option would be classified in shareholders' equity, if freestanding. The Company further believes that even if the registration rights agreement, as a separate contract, would be considered to be a separate derivative contract, the value attributed to such a derivative would be de minimis (considering that the maximum liquidated damages penalty under the agreement is computed at a rate of 0.5% per annum on the principal amount of the Convertible Debt, that payment of liquidated damages is required only until the second anniversary of the date that the registration statement covering the shares underlying the Convertible Debt is declared effective and the remote probability that such liquidated damages will have to be paid), and the Company's financial statements would be fairly stated.

Liquidity and Capital Resources, page 16
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         4.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT NO. 13. CONFIRM THAT
                  YOU WILL ADDRESS THE EVENTS AND CHANGES OUTLINED IN YOUR RESPONSE IN FUTURE FILINGS. SEE SEC RELEASE 33-8350.

The Company confirms that it will address the events and changes outlined in the response to prior comment No. 13 in its future filings.





















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